Exhibit 19









                                   1st
                                 FRANKLIN
                                 FINANCIAL
                                CORPORATION



                                  QUARTERLY
                             REPORT TO INVESTORS
                                   FOR THE
                              SIX MONTHS ENDED
                                JUNE 30, 1999

                            MANAGEMENT'S LETTER

Financial Condition:
-------------------
     The strong loan demand experienced during the first quarter of 1999 continued through the second quarter. Net receivables (gross receivables less unearned finance charges) grew $3.9 million (2%) during the six months ended June 30, 1999. Extensive marketing and consumers' willingness to borrow are primarily responsible for the increase in demand for the Company's loans.
     Current operations and the sale of its debt securities continue to outpace the Company's working capital requirements, thereby creating a surplus of funds. Investment securities increased $8.5 million (18%) during the six months just ended due to Management's aggressive effort to invest these surplus funds into higher yielding investment instruments. The Company's investment portfolio consists mainly of U.S. Treasury bonds, Government Agency bonds and various municipal bonds. Declining bond market values during the current year has resulted in a $.9 million loss in market values in investment securites which Management has designated as available for sale.
     Cash and cash equivalents decreased $3.3 million (16%) during the first half of 1999 due to the funding of the aforementioned loan demand and the investment of surplus funds into higher yielding investment securities.
     The previously mentioned increase in sales of the Company's debt securities caused senior debt to increase $10.7 million (10%) during the current period.
     Disbursement of the prior year's accrued incentive bonus in February, 1999 and the annual contribution to the Company's employee profit sharing plan were the primary causes of the $1.4 million (12%) decrease in other liabilities during the six months just ended as compared to the prior year-end.

Results of Operations:
---------------------
     Results of operations for the quarter ended June 30, 1999 closely paralleled the performance for the six months just ended; therefore, the discussion which follows will cover the six month period as a whole. The discussion will not encompass a separate analysis of the quarterly performance unless otherwise noted.
     The Company's core earnings are its net interest income, which is the difference between interest income on earning assets (loans and investment securities) and interest expense on its interest bearing debt. Net interest income rose $1.7 million (10%) during the six months just ended as compared to the same six month period a year ago. Increased earnings on higher levels of average net receivables outstanding is primarily responsible for the increase in net interest margin. Current year increases in demand for the Company's loans have resulted in average net receivables increasing $10.6 million (7%) to $156.1 million during the six months ended June 30, 1999 as compared to $145.7 million during the same six month period in 1998.
     Declining market interest rates paid on the Company's senior and subordinated debt securities enabled Management to continue to reduce overall borrowing cost. Although average outstanding indebtedness rose during the current year, the lower borrowing cost enabled Management to keep the increase in interest expense to a minimal amount. In July, subsequent to the second quarter, market rates began moving upward as the Federal Reserve raised the prime rate. If market rates continue to rise, Management may have to raise rates paid on its debt securities in order to stay competitive. In doing so, there could be a negative impact on the net interest margin
     Net insurance income increased $.9 million (12%) during the six months just ended as compared to the same period a year ago. Changes in insurance earnings generally correspond to changes in the level of average net receivables outstanding. As net receivables increase, the Company typically sees an increase in customers requesting credit insurance, thereby leading to higher levels of insurance in-force.
     Rising loan losses, particularly during the second quarter, caused the Company's loan loss provison to increase $.5 million (20%) during the six months just ended as compared the same period a year ago. The provison also increased during the current period as a result of the increase in net receivables and the increase in the loss reserve associated thereon. In addition, Management raised the loan loss reserve during the later part of 1998 in order to provide adequate protection against probable losses. Delinquent accounts 60 days or more past due declined to 5.7% of net receivables at June 30, 1999 as compared to 6.1% at prior year-end. Management continually reviews its delinquency position with respect to the total loan portfolio and believes it uses the best information available in setting the loan loss reserve. Future adjustments will be made when deemed necessary.

     Other operating expenses increased $1.8 million (10%) during the first half of 1999 as compared to the first half of 1998. The increase in overhead cost is primarily due to (i) higher wages due to merit salary increases,
(ii) increased incentive award accruals, (iii) higher benefit costs,
(iv) increased supervisory expenses, (v) increases in computer expenses and
(vi) higher marketing and advertising costs.
     Effective income tax rates were 15.7% and 13.2% for the quarters ended June 30, 1999 and 1998 and 15.1% and 14.9% for the six months ended June 30, 1999 and 1998, respectively. Income taxes during the periods reflect only the taxes of the Company's insurance subsidiaries which are not S corporations for income tax reporting purposes. Federal and state income taxes generated by the S corporation are paid by the shareholders, except in states which don't recognize S corporation status. Certain tax benefits provided by law to life insurance companies substanially reduce the life insurance subsidiary's effective tax rate and thus decreases the Company's general tax rate below statutory rates. Investments in tax exempt securities by the property and casualty insurance subsidiary also decreases the effective tax rate.

Market Risk:
-----------
     There has been no change in the Company's market risk since December 31, 1998.

Liquidity:
---------
     Liquidity requirements of the Company are financed through the collection of receivables and through the issuance of public debt securities. Continued liquidity of the Company is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public. In addition to the securities program, the Company has two external sources of funds through the use of two Credit Agreements. One agreement provides for available borrowing of $21 million. Available borrowings were $21 million at June 30, 1999 and December 31, 1998, relating to this agreement. Another agreement provides for an additional
$2 million for general operating purposes. Available borrowings under this agreement were $2 million at June 30, 1999 and December 31, 1998.

Year 2000 Readiness Disclosure:
------------------------------
     Management continues to focus on Year 2000 readiness. Although the Company is not a banking institution, the Company is adhering to the Interagency Guidelines Establishing Year 2000 Standards for Safety and Soundness which set forth safety and soundness standards pursuant to the Federal Financial Institutions Examination Council ("FFIEC").
     As of June 30, the Company has completed testing all information technology ("IT") systems and non-IT systems. Also completed was a remediation contingency plan in the unlikely event a system does fail, particularly a system the committee deemed as "mission critical". The Company's Year 2000 Committee will continue to monitor and evaluate the Company's readiness as we progress toward January 1, 2000. In addition, contingency plans will continued to be refined as needed.
     Compliance has not had a material affect on the Company's operating results, nor does Management expect it to during the current year. Expenses of $20,000 have been budgeted in 1999 for costs the Company expects to incurr in regards to Year 2000 readiness. Current year expenditures have been $6,392.
     Management does not foresee any problems associated with Year 2000 compliance. However, disruptions in service with respect to the computer systems of vendors and/or suppliers, which are outside the control of the Company, could impair the ability of the Company to obtain necessary services.
     Refer to the Company's 1998 Annual Report for a more detailed discussion regarding Year 2000 issues.

New Accounting Standards:
------------------------
     In July 1999, the FASB issued SFAS No. 137, providing a one year delay in the effective date of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 requires companies to record derivatives on the balance sheet as assets and liabilities at fair value. The Statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company will be required to adopt SFAS No. 133 in 2001. Management does not expect the adoption of this statement to have a material impact on the financial statements or results of operations of the Company.

                        1st FRANKLIN FINANCIAL CORPORATION

                  CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                                                      June 30,   December 31,
                                                        1999          1998
                                                   ------------  ------------
                                                    (Unaudited)    (Audited)

                                    ASSETS

CASH AND CASH EQUIVALENTS . . . . . . . . . . . .  $ 16,819,711  $ 20,111,678
                                                   ------------  ------------

LOANS, net. . . . . . . . . . . . . . . . . . . .   142,252,927   138,548,161
                                                   ------------  ------------

INVESTMENT SECURITIES:
  Available for Sale, at fair market value. . . .    48,662,919    39,938,412
  Held to Maturity, at amortized cost . . . . . .     6,990,932     7,205,113
                                                   ------------  ------------
                                                     55,653,851    47,143,525
                                                   ------------  ------------

OTHER ASSETS. . . . . . . . . . . . . . . . . . .    11,164,641    10,871,546
                                                   ------------  ------------

         TOTAL ASSETS . . . . . . . . . . . . . .  $225,891,130  $216,674,910
                                                   ============  ============


                     LIABILITIES  AND STOCKHOLDERS' EQUITY

SENIOR DEBT . . . . . . . . . . . . . . . . . . .  $115,148,855  $104,446,030
OTHER LIABILITIES . . . . . . . . . . . . . . . .    10,495,871    11,904,342
SUBORDINATED DEBT . . . . . . . . . . . . . . . .    37,287,434    38,960,747
                                                   ------------  ------------
  Total Liabilities . . . . . . . . . . . . . . .   162,932,160   155,311,119
                                                   ------------  ------------

STOCKHOLDERS' EQUITY:
  Common Stock. . . . . . . . . . . . . . . . . .       170,000       170,000
  Accumulated Other Comprehensive (Loss) Income .      (381,674)      556,423
  Retained Earnings . . . . . . . . . . . . . . .    63,170,644    60,637,368
  Total Stockholders' Equity. . . . . . . . . . .    62,958,970    61,363,791
                                                   ------------  ------------
          TOTAL LIABILITIES AND
            STOCKHOLDERS' EQUITY. . . . . . . . .  $225,891,130  $216,674,910
                                                   ============  ============

         The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                        1st FRANKLIN FINANCIAL CORPORATION
               CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                                       Quarter Ended               Six Months Ended
                                          June 30                       June 30
                                 -------------------------   -------------------------
                                        (Unaudited)                   (Unaudited)
                                     1999          1998          1999          1998
                                 -----------   -----------   -----------   -----------
INTEREST INCOME. . . . . . . . . $12,298,857   $11,339,419   $24,305,147   $22,462,428

INTEREST EXPENSE . . . . . . . .   2,231,021     2,144,587     4,417,617     4,322,442
                                 -----------   -----------   -----------   -----------
NET INTEREST INCOME. . . . . . .  10,067,836     9,194,832    19,887,530    18,139,986

  Provision for Loan Losses. . .   1,912,668     1,681,654     2,886,478     2,409,634
                                 -----------   -----------   -----------   -----------
NET INTEREST INCOME
  AFTER PROVISION
  FOR LOAN LOSSES. . . . . . . .   8,155,168     7,513,178    17,001,052    15,730,352
                                 -----------   -----------   -----------   -----------
NET INSURANCE INCOME . . . . . .   4,106,082     3,603,305     8,117,354     7,223,685
                                 -----------   -----------   -----------   -----------
OTHER REVENUE. . . . . . . . . .     128,735       118,056       262,529       236,570
                                 -----------   -----------   -----------   -----------
OTHER OPERATING EXPENSES:
  Personnel Expense. . . . . . .   5,912,703     5,156,112    12,081,668    10,757,449
  Occupancy. . . . . . . . . . .   1,379,205     1,320,175     2,747,374     2,660,156
  Other. . . . . . . . . . . . .   2,442,220     2,272,782     4,931,953     4,592,540
                                 -----------   -----------   -----------   -----------
    Total. . . . . . . . . . . .   9,734,128     8,749,069    19,760,995    18,010,145
                                 -----------   -----------   -----------   -----------
INCOME BEFORE
  INCOME TAXES . . . . . . . . .   2,655,857     2,485,470     5,619,940     5,180,462

  Provision for Income Taxes . .     416,488       352,208       847,870       721,208
                                 -----------   -----------   -----------   -----------
NET INCOME . . . . . . . . . . .   2,239,369     2,133,262     4,772,070     4,459,254

RETAINED EARNINGS,
  beginning of period. . . . . .  63,170,069    56,547,331    60,637,368    54,221,339
  Dividends / Distributions
  on Common Stock. . . . . . . .   2,238,794       361,411     2,238,794       361,411
                                 -----------   -----------   -----------   -----------
RETAINED EARNINGS,
  end of period. . . . . . . . . $63,170,644   $58,319,182   $63,170,644   $58,319,182
                                 ===========   ===========   ===========   ===========
BASIC EARNINGS PER SHARE:
  Voting Common Stock;
    1,700 Shares outstanding
    all periods. . . . . . . . .      $13.17        $12.55        $28.07        $26.23
                                      ======        ======        ======        ======
  Non-Voting Common Stock;
    168,300 Shares outstanding
    all periods. . . . . . . . .      $13.17        $12.55        $28.07        $26.23
                                      ======        ======        ======        ======

       The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                        1st FRANKLIN FINANCIAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

               Increase (Decrease) in Cash and Cash Equivalents

                                                       Six Months Ended
                                                            June 30
                                                  --------------------------
                                                          (Unaudited)
                                                      1999           1998
                                                  -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income. . . . . . . . . . . . . . . . . .   $ 4,772,070    $ 4,459,254
    Adjustments to reconcile net income to
    net cash provided by operating activities:
      Provision for Loan Losses . . . . . . . .     2,886,478      2,409,634
      Depreciation and Amortization . . . . . .       610,612        623,021
      Deferred Income Taxes . . . . . . . . . .        75,905         27,329
      Other, net. . . . . . . . . . . . . . . .        87,429          4,196
      Increase in Miscellaneous assets. . . . .      (477,596)      (847,946)
      Decrease in Accounts Payable and
        Accrued Expenses. . . . . . . . . . . .    (1,266,700)      (587,625)
                                                  -----------    -----------
             Net Cash Provided. . . . . . . . .     6,688,198      6,087,863
                                                  -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Loans Originated or purchased . . . . . . . .   (61,719,130)   (55,314,479)
  Loan Payments . . . . . . . . . . . . . . . .    55,127,886     53,340,333
  Purchases of marketable debt securities . . .   (14,554,183)   (11,426,110)
  Principal payments on securities  . . . . . .       285,551        299,213
  Sales of marketable securities. . . . . . . .            --         66,658
  Redemptions of securities . . . . . . . . . .     4,530,000     10,985,000
  Other, net. . . . . . . . . . . . . . . . . .      (441,007)      (475,543)
                                                  -----------    -----------
             Net Cash Used. . . . . . . . . . .   (16,770,883)    (2,524,928)
                                                  -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in Senior Debt . . . . . . . . . . .    10,702,825      1,116,212
  Subordinated Debt Issued. . . . . . . . . . .     3,373,178      2,952,816
  Subordinated Debt redeemed. . . . . . . . . .    (5,046,491)    (3,134,460)
  Distributions Paid. . . . . . . . . . . . . .    (2,238,794)      (361,411)
                                                  -----------    -----------
             Net Cash Provided. . . . . . . . .     6,790,718        573,157
                                                  -----------    -----------
NET (DECREASE) INCREASE IN CASH
  AND CASH EQUIVALENTS. . . . . . . . . . . . .    (3,291,967)     4,136,092

CASH AND CASH EQUIVALENTS, beginning. . . . . .    20,111,678     25,122,077
                                                  -----------    -----------
CASH AND CASH EQUIVALENTS, ending . . . . . . .   $16,819,711    $29,258,169
                                                  ===========    ===========

Cash Paid during the period for: Interest . . .   $ 4,320,174    $ 4,344,548
                                 Income Taxes .       914,743        721,440


       The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                 -NOTES-

1. The accompanying interim financial information of 1st Franklin Financial Corporation and subsidiaries (the Company) should be read in conjunction with the annual financial statements and notes thereto as of December 31, 1998 and for the years then ended included in the Company's December 31, 1998 Annual Report.

2. In the opinion of Management of the Company, the accompanying consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of June 30, 1999 and December 31, 1998 and the results of its operations and its cash flows for the six months ended June 1999 and 1998. While certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

3. The results of operations for the six months ended June 30, 1999 are not necessarily indicative of the results to be expected for the full fiscal year.

4. The computation of Earnings per Share is self-evident from the Consolidated Statement of Income and Retained Earnings.

5. In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". The Company had comprehensive income, which is comprised of net income and unrealized gains or losses on securities held as available for sale, of $1,523,119 and $2,130,009 for the quarters ended June 30, 1999 and 1998 and $3,833,973 and $4,407,337 for the six month comparable periods, respectively.

6. The following tables summarize assets, revenues and profit by business segment. A reconcilement to consolidated net income is also provided. All segment revenues result from transactions with third parties. There has been no differences from the 1998 Annual Report from the basis of segmentation or the basis of measurement of segment profit.

                                   Division   Division   Division
                                       I         II        III         Total
                                   --------   --------   --------    --------
                                                  (In Thousands)
    Segment Revenues:
      Three Months ended 6/30/99.   $ 4,886    $ 5,305    $ 5,515    $ 15,706
      Three Months ended 6/30/98.     4,422      4,964      5,057      14,443
      Six Months ended 6/30/99. .     9,684     10,703     10,975      31,362
      Six Months ended 6/30/98. .     8,960      9,864      9,951      28,775

    Segment Profit:
      Three Months ended 6/30/99.   $ 1,771    $ 2,129    $ 1,701    $  5,601
      Three Months ended 6/30/98.     1,536      1,961      1,692       5,189
      Six Months ended 6/30/99. .     3,489      4,410      3,462      11,361
      Six Months ended 6/30/98. .     2,960      4,077      3,166      10,203

    Segment Assets:
      6/30/99 . . . . . . . . . .   $85,541    $96,385    $39,474    $221,400
      6/30/98 . . . . . . . . . .    80,932     90,384     35,893     207,209


                                   3 Months   3 Months   6 Months    6 Months
                                     Ended      Ended      Ended       Ended
                                    6/30/99    6/30/98    6/30/99     6/30/98
     Reconcilement                                (In Thousands)
       Profit:
         Profit per segments . . .  $ 5,601    $ 5,189    $11,361    $ 10,203
         Corporate earnings
           not allocated . . . . .      827        617      1,323       1,147
         Corporate expenses
           not allocated . . . . .   (3,773)    (3,321)    (7,064)     (6,170)
         Income taxes not
           allocated . . . . . . .     (416)      (352)      (848)       (721)
                                    -------    -------    -------    --------
                                    $ 2,239    $ 2,133    $ 4,772    $  4,459
                                    =======    =======    =======    ========

                              BRANCH OPERATIONS

        Isabel Vickery Youngblood . . . . . .  Senior Vice President
        A. Jarrell Coffee . . . . . . . . . .  Vice President
        Jack R. Coker . . . . . . . . . . . .  Vice President

        Robert J. Canfield. . . . . . . . . .  Area Vice President
        J. Michael Culpepper. . . . . . . . .  Area Vice President
        Ronald F. Morrow. . . . . . . . . . .  Area Vice President

                                  SUPERVISORS
Regina Bond        Bruce Hooper         Johnny McEntyre        Darryl Parker
Ronald Byerly      Janice Hyde          Brian McSwain          Henrietta Reathford
Susie Cantrell     Judy Landon          Dianne Moore           Tami Settlemyer
Donald Carter      Jeff Lee             Harriet Moss           Timothy Schmotz
Donald Floyd       Tommy Lennon         Mike Olive             Gaines Snow
Renee Hebert       Mike Lyles           Melvin Osley           Marc Thomas
Jack Hobgood       Tim Love             Dale Palmer

                                    OFFICES
Alabama Offices:   Georgia Offices:     Georgia Offices:       Louisiana Offices:
---------------    ---------------      ---------------        -----------------
Alexander City     Bremem               Jefferson              New Iberia
Andalusia          Brunswick            Jesup                  Pineville
Arab               Buford               LaGrange
Athens             Butler               Lavonia                Mississippi Offices:
Bessemer           Cairo                Lawrenceville          -------------------
Birmingham         Calhoun              Madison                Bay St. Louis
Clanton            Canton               Manchester             Carthage
Cullman            Carrollton           McDonough              Columbia
Decatur            Cartersville         McRae                  Grenada
Dothan             Cedartown            Milledgeville          Gulfport
Enterprise         Chatsworth           Monroe                 Hattiesburg
Fayette            Clarkesville         Montezuma              Jackson
Florence           Claxton              Monticello             Kosciusko
Gadsden            Clayton              Moultrie               Magee
Geneva             Cleveland            Nashville              McComb
Hamilton           Cochran              Newnan                 Pearl
Huntsville         Commerce             Perry                  Picayune
Jasper             Conyers              Richmond Hill
Madison            Cordele              Rome                   North Carolina Offices:
Moulton            Cornelia             Royston                ----------------------
Muscle Shoals      Covington            Sandersville           Monroe
Opp                Cumming              Savannah               Pineville
Ozark              Dallas               Statesboro
Pelham             Dalton               Swainsboro             South Carolina Offices:
Prattville         Dawson               Sylvania               ----------------------
Russellville (2)   Douglas              Sylvester              Aiken
Scottsboro         Douglasville (2)     Thomaston              Anderson
Selma              Eastman              Thomson                Cayce
Sylacauga          Elberton             Tifton                 Clemson
Troy               Ellijay              Toccoa                 Columbia
Tuscaloosa         Forsyth              Valdosta               Conway
                   Fort Valley          Vidalia                Easley
Georgia Offices:   Gainesville          Warner Robins          Florence
---------------    Garden City          Washington             Gaffney
Adel               Georgetown           Waycross               Greenville
Albany             Greensboro           Winder                 Greenwood
Alma               Griffin                                     Greer
Americus           Hartwell             Louisiana Offices:     Lancaster
Arlington          Hawkinsville         -----------------      Laurens
Athens (2)         Hazlehurst           Alexandria             Marion
Bainbridge         Hinesville           DeRidder               Newberry
Barnesville        Hogansville          Jena                   Orangeburg
Baxley             Jackson              Leesville              Rock Hill
Blakely            Jasper               Marksville             Seneca
Blue Ridge                              Natchitoches           Spartanburg
                                                               Union
                                                               York

                              DIRECTORS

                          Ben F. Cheek, III
                Chairman and Chief Executive Officer
                 1st Franklin Financial Corporation

                           Lorene M. Cheek
                              Homemaker

                           Jack D. Stovall
             President, Stovall Building Supplies, Inc.

                       Dr. Robert E. Thompson
                      Physician, Toccoa Clinic


                         EXECUTIVE OFFICERS

                          Ben F. Cheek, III
                Chairman and Chief Executive Officer

                           T. Bruce Childs
                President and Chief Operating Officer

                          A. Roger Guimond
             Vice President and Chief Financial Officer

                             Lynn E. Cox
                              Secretary

                           Linda L. Sessa
                              Treasurer


                               COUNSEL

                     Jones, Day, Reavis & Pogue
                      3500 One Peachtree Center
                     303 Peachtree Street, N.E.
                    Atlanta, Georgia  30308-3242


                              AUDITORS

                         Arthur Andersen LLP
                     133 Peachtree Street, N.E.
                       Atlanta, Georgia  30303